Exhibit 99.1

Interview with Bayer AG CEO Werner Baumann published in Frankfurter Allgemeine Sonntagszeitung:

“A good deal for the world”

Bayer CEO Werner Baumann on the love for Monsanto, mistaken beliefs of organic farmers and the penalty should the acquisition fail after all.

Mr. Baumann, you are attempting the biggest acquisition in German economic history. Is that a cause for celebration? And if so, for whom?

For us at Bayer, it’s definitely a cause for celebration because we’ve achieved a mutual agreement with Monsanto. And for the world as a whole, it’s a good day because by combining our two companies, we’ll be able to better address the world’s food problems. Together we can play an even greater part in ensuring that 10 billion people have enough to eat in 2050.

Environmental groups and churches have the opposite view: they are calling this a “dark day for world nutrition.”

This fear is completely unfounded prejudiced. We help farmers - both smallholders and large-scale operations - to increase their productivity and thus their harvest yields.

Even more factory farming, even more genetic engineering, even more toxins in the fields — that’s the horror scenario that proponents of organic farming are painting.

The question is more whether we want to further exacerbate the global lack of food with the wrong kind of changes in agriculture. What we need are new technologies, higher yields from the fields and greater efficiency on farms — all while applying the highest environmental and safety standards. Together with

Monsanto, we can make an important contribution here.

Together you will be the world’s leading supplier in the seed and crop protection markets, and farmers will be entirely at your mercy — that’s what the critics are saying.

Individual farmers will still have the opportunity to select between different suppliers and products in the future. Our competitors are very strong companies. Farmers are very independent decision-makers. They only purchase what helps them and their farms.

Even if it were true that Bayer and Monsanto are mainly interested in eradicating hunger, why do you have to combine your business into a single enterprise? Each company can just as easily work toward that goal on its own.

By combining our research, we can get better and faster results than we could on our own. The two companies’ pipelines complement one another, giving the agricultural industry optimal individual solutions; a range of more innovative, safer products right through to what’s known as digital farming. We have high hopes here: for agricultural productivity, for nutrition and for greater environmental protection.

Why did it have to be Monsanto, of all companies? The company with the worst reputation of them all?

We’ve known Monsanto for years. We perceive the company differently thanks to various collaborations and license agreements. We fit together well. In reality, Monsanto is a biotech company — a high-tech enterprise with top-class research. By combining the two companies, we will create value — for our stockholders and for society at large.

Your first worry is going to be that the negative image will rub off on Bayer.

We’re aware of Monsanto’s image. But Bayer and its currently more than 100,000 employees accept their responsibilities, whenever and wherever. That’s not going to change as a result of the acquisition.

As that company’s new owner, will you change the way things are done at Monsanto?

Let me start by saying that Monsanto is a very well-managed company. After the formal closing of the acquisition, which we expect to happen at the end of 2017, we will manage the combined business according to the same standards that apply in all other businesses of Bayer.

You have already hinted that the Monsanto brand could disappear. How long will it take before you can expect the Americans to accept that change?

We will have a family of strong brands, the management of which will be decided on later. But one thing I can say today is that the Bayer brand has tremendous appeal worldwide. We will continue to leverage this reputation.

When you presented your offer in May, you said the most important part of a poker game like this is to know your limits in advance. You nonetheless improved your offer three times to ultimately USD 128 per share. Did you have this figure in mind from the beginning?

The figure of USD 128 is within our limits. We always said that we would approach this process with discipline. We stuck to this policy.

Were the negotiations solely about money, or why did the entire process drag on for four months?

We needed detailed insight into Monsanto’s books so that we could better assess the opportunities and risks. After all, we’re talking about an organization with more than 20,000 employees and sales of USD 15 billion.

What did you personally tell Monsanto CEO Grant so that he would acquiesce? There’s already speculation about a severance payment of USD 15 million.

I don’t know where these numbers are coming from. All I can say is that the passion with which Hugh Grant has worked for his idea and his vision of Monsanto for 16 years — from the stock market flotation to the company’s current success — is absolutely admirable. He has promised me that he will do everything to help ensure a successful merger. There’s a lot to be said for the fact that he went in front of the cameras with me to announce the deal and then took me with him to Monsanto’s headquarters in St. Louis immediately afterwards. That was really something.

But will Grant remain on board with Bayer as the new owner?

We haven’t yet talked about the future plans.

The flop ratio of acquisitions is enormous. How can you be sure that the USD 66 billion for Monsanto is money well spent?

Bayer has proven that it can do this kind of thing. Between 2005 and 2015, we led 130 transactions to success — with a total volume of €52 billion. We have a tremendous amount of experience integrating new businesses.

It would seem that the stock market doesn’t have confidence in the deal, otherwise the price of Monsanto shares would have jumped to the offered USD 128. What happens if Monsanto’s stockholders balk at the deal?

We haven’t yet directly addressed Monsanto’s investors. But now that the Board of Monsanto has unanimously voted in favor of our plan, as have the respective bodies in our company, I firmly expect that Monsanto’s stockholders will support this merger as well.

When will they decide whether to sell their shares to Bayer?

That will require a resolution by the annual stockholders’ meeting of Monsanto — in early 2017 at the latest.

What approval percentage will be necessary there?

A simple majority would suffice. Pending that approval, we would then become the sole stockholder of Monsanto.

Those opposed to Monsanto hope that the antitrust authorities will halt the acquisition. How sure can you be that the deal will be approved?

In so far as processes like these can be prepared, we have done all we can. We’ve spoken with our own lawyers and brought in external experts, as has Monsanto. None of them identified any worrying legal or regulatory obstacles. However, various antitrust authorities all around the world have to give their approval. We will divest ourselves of certain businesses should the approval of the antitrust authorities necessitate this. We have made that pledge to Monsanto.

And should the transaction nonetheless fail, who will be liable for the costs accrued so far?

In the unlikely event that the merger fails for reasons of antitrust objections, a so-called break-up fee of USD 2 billion has been agreed.

That you would then have to pay Monsanto?

That’s correct. But we are confident that this eventuality will not materialize.

END